New York Life Insurance Company

51 Madison Avenue New York, NY 10010

212-576-5522  Fax: 212-576-3966

E-Mail: charles_f_furtado@newyorklife.com

www.newyorklife.com

Charles F. Furtado, Jr.

Associate General Counsel

VIA EDGAR

December 2, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Insurance and Annuity Corporation Corporate-Sponsored

Variable Universal Life Separate Account – I (the “Registrant”) (CIK: 0001018042)

New York Life Insurance and Annuity Corporation (the “Depositor”)

Post-Effective Amendment No. 9 to the Registration Statement on Form N-6

(the “Amendment”) File Nos.: 811-07697/333-232790

Dear Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and the Depositor hereby request withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Amendment to the above referenced registration statement (“Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on October 14, 2022 (SEC Accession No. 0001193125-22-263044).

The purpose of the Amendment was to offer a modified version of the CorpExec VUL Plus Policy (the “Policy”) that was principally intended to allow the Policy to reflect the changes in Section 7702 of the Internal Revenue Code of 1986, as amended, that were recently adopted in the Consolidated Appropriations Act, 2021. The Registrant and Depositor have determined that these revisions to the Registration Statement will no longer be necessary as the Policy will not be offered in its modified form.

In making this request for withdrawal, the Registrant and the Depositor confirm that:

the Amendment has neither automatically become effective nor been declared effective by the Commission;

no securities have been sold in reliance on the Amendment or pursuant to the revised prospectus, initial summary prospectus, and/or Statement of Additional Information contained therein; and

no prospectus, initial summary prospectus, or revised Statement of Additional Information contained in the Amendment has been distributed.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

Sincerely,

Charles F. Furtado, Jr.
Associate General Counsel

cc: Mark A. Cowan, Esq.

Sally Samuel, Esq.

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